UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                            DIXON TICONDEROGA COMPANY
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    255860108
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Gino N. Pala
                            195 International Parkway
                             Heathrow, Florida 32746
                                 (407) 829-9000

-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                            Philip M. Shasteen, Esq.
                    Johnson, Pope, Bokor, Ruppel & Burns, LLP
                       100 North Tampa Street, Suite 1800
                              Tampa, Florida 33602
                                 January 9, 2004
-------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 255860108                                     Page  2  of   5  Pages

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Gino N. Pala
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
      Instructions)
                                                                         (a)
                                                                         (b)
-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      Not Applicable
-------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
   NUMBER OF     7   SOLE VOTING POWER
    SHARES           253,270
 BENEFICIALLY     -------------------------------------------------------------
   OWNED BY      8   SHARED VOTING POWER
     EACH            440,000
   REPORTING     --------------------------------------------------------------
    PERSON       9   SOLE DISPOSITIVE POWER
     WITH            693,270
                ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                     0
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      693,270
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      21.65%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1.  Security and Issuer.
-------  --------------------

     This statement (the "Statement") relates to shares of the Common Stock, $1.00 par value per share (the "Shares"), of Dixon Ticonderoga Company, a Delaware corporation (the "Issuer" or "Dixon"). The principal executive offices of the Issuer are located at 195 International Parkway, Heathrow, Florida 32746.

Item 2.  Identity and Background.
-------  ------------------------

     This Schedule 13D is filed by Gino N. Pala (the "Reporting Person"). The principal occupation of the Reporting Person is Chairman of the Board and Co-CEO of the Issuer. The business address of the Reporting Person is 195 International Parkway, Heathrow, Florida 32746. Mr. Pala is a citizen of the United States of America.

     During the last five years, the Reporting has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

     This Schedule is filed as a result of the Reporting Person entering into an option agreement (the "Option Agreement") with Jarden Corporation ("Jarden") which is more fully described in Item 4 below. The Reporting Person did not receive any funds in connection with entering into the Option Agreement.

Item 4.  Purpose of the Transaction
-------  --------------------------

     On January 9, 2004, Jarden and the Issuer entered into an exclusivity agreement (the "Exclusivity Agreement") pursuant to which, among other things, the Issuer agreed that Jarden would have the exclusive right to negotiate with the Issuer regarding a strategic transaction until February 10, 2004 (subject to earlier termination under certain circumstances). A copy of the Exclusivity Agreement is annexed hereto as Exhibit 1, and the foregoing description of the Exclusivity Agreement is qualified by the full text of the Exclusivity Agreement. There can be no assurances that the Issuer and Jarden will be able to agree on the terms of a definitive agreement, or if entered into, that the transactions contemplated by any such definitive agreement will be consummated.

     In connection with the Exclusivity Agreement, on January 9, 2004, the Reporting Person and Jarden entered into the Option Agreement. Pursuant to the Option Agreement, among other things, the Reporting Person granted to Jarden an option (the "Option") to acquire 440,000 Shares at an exercise price of $5.00 per share. The Option Agreement obligates the Reporting Person to vote the shares subject to the Option in favor of the approval of any transaction contemplated by any acquisition agreement that may be entered into with Jarden and against any takeover proposal or other corporate action that would frustrate the purposes, or prevent or delay the consummation of any transaction contemplated by any acquisition agreement with Jarden. The Option will be exercisable from the date the Issuer enters into a definitive agreement (the "Acquisition Agreement") relating to an acquisition of the Issuer and will expire six months following the termination of the Exclusivity Agreement. A copy of the Option Agreement is annexed hereto as Exhibit 2, and the foregoing description of the Option Agreement is qualified by the full text of the Option Agreement.

Item 5.     Interest in Securities of the Issuer.
-------     -------------------------------------

     The Reporting Person is the beneficial owner of 693,270 Shares, constituting approximately 21.65% of the outstanding Shares. As a result of entering in the Option Agreement, Jarden may be deemed to beneficially own 440,000 Shares, constituting approximately 13.74% of the outstanding Shares. The percentages reported are based upon 3,202,149 Shares outstanding, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended September 30, 2003. The Reporting Person may be deemed to share the power to vote the Shares reported hereby as a result of the Reporting Person's agreement to vote such Shares in favor of a merger agreement with Jarden and against a competing transaction. The Reporting Person previously had the sole power to dispose or direct the disposition of such Shares.

     Based on information in public filings made by Jarden with the Securities and Exchange Commission (including a Schedule 13D filed by Jarden on January 12,
2004), the Reporting Person provides the following information regarding Jarden. Jarden Corporation is a Delaware corporation. Jarden is a provider of niche consumer products used in and around the home. The business address of Jarden is 555 Theodore Fremd Avenue, Rye, New York 10580.

     To the best knowledge of the Reporting Person, during the last five years, Jarden has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Other than the Option Agreement, the Reporting Person did not effect any transactions in the class of securities reported hereby during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
------- ------------------------------------------------------------------------
        Securities of the Issuer
        ------------------------

        None.

Item 7.  Material to be Filed as Exhibits
-------  --------------------------------

     1. Exclusivity Agreement dated January 9, 2004 between Jarden Corporation and Dixon Ticonderoga Company.

     2. Option Agreement, dated January 9, 2004, between Jarden Corporation and Gino N. Pala.




                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 12, 2004.



  /s/ Gino N. Pala
-------------------------

                                                                      EXHIBIT 1
                                                                      ---------


                               JARDEN CORPORATION
                            555 Theodore Fremd Avenue
                               Rye, New York 10580








                                                      January 9, 2004




The Board of Directors
Dixon Ticonderoga Company
195 International Parkway
Heathrow
FL 32746

Attention: Gino N. Pala

Dear Sirs:

     In order to induce Jarden Corporation, a Delaware corporation ("Buyer"), to commit the resources, forego other potential opportunities, and incur the legal, accounting and other incidental expenses necessary to properly evaluate a potential transaction (the "Transaction") among the Buyer, a wholly owned subsidiary of Buyer to be formed ("Newco"), and Dixon Ticonderoga Company, a Delaware corporation (the "Company") in which Buyer and/or Newco would acquire all of the issued and outstanding shares of common stock (the "Shares") of the Company, and to negotiate the terms of definitive documentation with respect thereto, the Company and the Buyer agree that:

     1. Public Disclosure. Notwithstanding anything to the contrary herein (other than as provided in the last sentence of this Section 1) or in the Confidentiality Agreement (defined below), promptly after the execution of this letter agreement, the Company will make public disclosure of this letter agreement in a form and manner mutually agreed upon by the parties. Except as otherwise provided herein, neither the Company nor Buyer (subject to requirements of law) shall make any disclosure to any other person or make any public announcement regarding the Transaction or the matters disclosed by any party to the other in connection with the Transaction without the prior written approval of both the Company and Buyer. Nothing in this letter agreement or the

The Board of Directors
Dixon Ticonderoga Company
Page 2

Confidentiality Agreement shall preclude the Buyer or the Company from making any public announcement required, in the reasonable opinion of their respective counsel, in connection with any federal or state securities laws, rules or regulations, including the rules of a national securities exchange.

     2. Exclusivity. Pursuant to this letter agreement and subject to Section 3 hereof, the Buyer shall have the exclusive right to negotiate with the Company on the terms and conditions of, and definitive documentation for, the Transaction, which right shall expire on the earlier of (i) February 10, 2004, at 5:00 p.m. or, in the event such date is extended by the mutual written agreement of the Buyer and the Company, such later date, (ii) the execution by Buyer, Newco and the Company of a definitive merger agreement providing for the merger of the Company with and into Newco, or (iii) the time at which the discussions and negotiations with respect to the possible acquisition of the Shares have been finally terminated by the Buyer (the "Termination Date").

     3. Nonsolicitation. Prior to any Termination Date, the Company will not, nor will the Company permit any of its subsidiaries to, nor will the Company authorize or permit any of its directors, officers, employees, representatives, agents, or affiliates, including any investment banker, advisor, attorney or accountant retained or formerly retained by it or any of its subsidiaries ("Representatives") to directly or indirectly through another person, (i) solicit, initiate, resume, or encourage (including by way of furnishing or disclosing non-public information), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal (as defined below), (ii) participate in any discussions or negotiations regarding any Takeover Proposal, or (iii) enter into any Acquisition Agreement (as defined below); provided, that if the Company's board of directors determines in its good faith business judgment, after consultation with outside legal counsel, that the failure to furnish such information or to participate in such discussions or such negotiations is reasonably likely to result in a breach of the directors' fiduciary duties to the Company's stockholders under applicable law, then the Company and its Representatives may, in response to a Takeover Proposal that was not solicited by the Company after the date of this letter agreement and that did not otherwise arise out of a breach of this letter agreement, and subject to the Company's compliance with the terms of this letter agreement and providing Buyer with at least two days' prior written notice of its decision to take such action (including, subject to consent of the person making such Takeover Proposal, specifying the material terms of such Takeover Proposal and the identity of the person making such Takeover Proposal), (x) furnish information with respect to the Company and its subsidiaries to any person making a Takeover Proposal pursuant to a customary confidentiality agreement that permits the disclosures to Buyer required by this letter agreement and (y) participate in discussions or negotiations regarding such Takeover Proposal. Notwithstanding anything herein to the contrary, if the Company seeks to exercise its right to provide nonpublic information or participate in discussions or negotiations with a third party in accordance with the proviso to the first sentence of this Section 3, then the Company may seek such third party's consent to disclose to Buyer the material terms of such third party's Takeover Proposal and the identity of such third party, it being understood and agreed that the Company shall not be entitled to exercise its right to provide nonpublic information or enter into discussions or negotiations with such third party in accordance with the proviso to the first

The Board of Directors
Dixon Ticonderoga Company
Page 3

sentence of this Section 3 unless the Company first notifies Buyer of the material terms of such Takeover Proposal and the identity of such third party. For purposes of this letter agreement, "Takeover Proposal" means any inquiry, proposal or offer from any person or "group" (as such term is defined in Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), relating to any direct or indirect acquisition or purchase of 10% or more of the assets of the Company or its subsidiaries, taken as a whole, or 20% or more of any class or series of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person or "group" (as such term is defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of any class or series of equity securities of the Company or its subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction or the sale or other transfer of all or substantially all of the assets of the Company or any of its subsidiaries, other than transactions or potential transactions with the Buyer or its affiliates.

     Neither the Company's board of directors nor any committee thereof will (i) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal, or (ii) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing (each, an "Acquisition Agreement") related to any Takeover Proposal. Notwithstanding anything in this letter agreement to the contrary, prior to the Termination Date, in response to a Takeover Proposal that was not solicited by the Company after the date of this letter agreement and that did not otherwise arise out of a breach of this letter agreement, the Company's board of directors may cause the Company to enter into any Acquisition Agreement with respect to any Takeover Proposal if the Company's board of directors determines in its good faith business judgment, after consultation with outside legal counsel, that such Takeover Proposal is superior to the Transaction and that failure to take such action is reasonably likely to result in a breach of the directors' fiduciary duties to the Company's stockholders under applicable law; provided that the Company first provides at least two days' prior written notice advising Buyer that the Company's board of directors is prepared to accept such Takeover Proposal, specifying the material terms and conditions of such Takeover Proposal and identifying the person making such Takeover Proposal.

     In the event that the Company furnishes any nonpublic information to any party other than the Buyer, it shall simultaneously provide the Buyer with copies of or access to all such information.

     For the avoidance of doubt, the fact that the Company or any of its Representatives has had discussions or negotiations with any person prior to the date of this letter agreement regarding a possible Takeover Proposal shall not prevent the Company from taking any of the actions specified in the proviso to the first sentence of the first paragraph of this Section 3 or specified in the second sentence of the second paragraph of this Section 3 with respect to any new Takeover Proposal submitted by such person after the date of this letter agreement that was not solicited in violation of this letter agreement.

The Board of Directors
Dixon Ticonderoga Company
Page 4

     4. Disclosure. Nothing contained in this letter agreement shall prohibit the Company or its board of directors from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders if, in the good faith judgment of the Company's board of directors (after consultation with outside legal counsel), failure so to disclose would constitute a breach of the Company's obligations under applicable law.

     5. Due Diligence. Immediately following the execution of this letter agreement until the Termination Date (the "Due Diligence Period"), the Company agrees to permit Buyer, Newco and their representatives, including accountants, attorneys and consultants, reasonable access to undertake a complete investigation of the business and assets of the Company, including, but not limited to, a complete examination of all books and records, contractual commitments, obligations and assets. The terms and conditions of the Confidentiality Agreement signed by Buyer (the "Confidentiality Agreement"), are hereby incorporated in this agreement as if fully set forth at length. To the extent of any conflict between any term or condition of this agreement and the Confidentiality Agreement, the terms and conditions of the Confidentiality Agreement shall control.

     6. Expenses. The Company, Buyer and Newco shall each pay their respective expenses incident to the negotiations, due diligence, and the preparation of any definitive documentation. Notwithstanding anything contained herein to the contrary, in the event that the parties hereto fail to enter into a definitive Acquisition Agreement in connection with the Transaction and (i) the Company violates Section 2 or Section 3 hereof or (ii) on or prior to February 10, 2004 at 5:00 p.m., the Company provides nonpublic information to or participates in discussions or negotiations with a third party in accordance with the proviso to the first sentence of the first paragraph of Section 3 hereof, then the Company shall promptly pay to the Buyer all reasonable out of pocket expenses incurred by the Buyer and Newco in connection with the Buyer's due diligence examination of the Company and the negotiation and preparation of this letter agreement and any definitive documentation, including, but not limited to, the reasonable fees and expenses of Buyer's accountants, financial advisors, attorneys and other advisors; provided, however, that such out of pocket expenses shall not exceed $300,000 in the aggregate.

     7. Governing Law. This letter agreement shall be governed by and shall be construed under the laws of the State of Delaware without giving effect to any conflict of law rule that would cause the application of the laws of any other jurisdiction. This letter agreement sets forth the entire understanding of the parties with respect to the subject matter hereof. No person other than the parties hereto and Newco shall have any rights hereunder.

The Board of Directors
Dixon Ticonderoga Company
Page 5

     8. Non-Binding Commitment. The parties expressly agree that nothing in this letter agreement shall be construed to impose any obligation on any of the parties to enter into a definitive agreement with respect to a Transaction or any tender offer, merger, asset sale, or other form of business combination. The parties also agree that the rights and remedies herein expressly provided in regard to a breach of any provision hereof are cumulative and not exclusive of any rights or remedies which any party hereto would otherwise have at law or otherwise. In addition, if any party brings an action to enforce this letter agreement or to obtain damages for a breach thereof, the prevailing party in such action shall be entitled to recover from the non-prevailing party all reasonable attorney's fees and expenses incurred by the prevailing party in such action.

     9. Miscellaneous. This letter agreement may be signed in counterparts, each of which shall be deemed to be an original and all of which shall constitute one agreement.

     If this letter agreement correctly expresses our mutual intentions, please execute and return the enclosed copy of this letter to the undersigned.


                                    JARDEN CORPORATION


                                    By:  /s/ Jim Lillie
                                       ------------------
                                      Name:  Jim Lillie
                                     Title:  President


AGREED TO AND ACCEPTED
ON JANUARY 9, 2004

DIXON TICONDEROGA COMPANY



By:     /s/ Richard A. Asta
     -----------------------
      Name:  Richard A. Asta
      Title: Chief Financial Officer

                                                                  EXHIBIT 2
                                                                  ---------



                               JARDEN CORPORATION
                            555 Theodore Fremd Avenue
                               Rye, New York 10580


                                                         January 9, 2004


Mr. Gino N. Pala
c/o Dixon Ticonderoga Company
195 International Parkway
Heathrow, FL 32746

     Re: Option to Purchase 440,000 Shares of Common Stock
         -------------------------------------------------

Dear Gino:

     As you are aware, Jarden Corporation (the "Buyer") has entered into a letter agreement (the "Exclusivity Agreement") with Dixon Ticonderoga Company (the "Company") dated as of even date herewith, pursuant to which, among other things, the Company granted to the Buyer the exclusive right to negotiate with the Company regarding a potential transaction involving the Company. It is a condition to the Buyer entering into the Exclusivity Agreement and committing the resources and incurring the expenses contemplated thereby that you agree to enter into this agreement. Capitalized terms not otherwise defined herein shall have the respective meanings ascribed to them in the Exclusivity Agreement.

Option
------

     By signing below, you hereby grant to Buyer and/or its affiliates or designees the irrevocable right and option (the "Option") to purchase from you 440,000 shares of common stock, $1 par value per share, of the Company (the "Option Shares") at a price per share equal to $5.00 (the "Share Price"), payable in immediately available funds, subject to the terms and conditions set forth herein. The Option may be exercised by Buyer at any time during the period commencing on the date hereof and expiring at 6:00 p.m., New York City time, six months after the Termination Date (the "Expiration Date"), so long as the Company has during that period entered into a Acquisition Agreement for the consummation of a Transaction or a Takeover Proposal (a "Vesting Event"). To exercise the Option, Buyer must deliver to you a written notice (the "Exercise Notice") of its intention to effect that exercise specifying the total number of Option Shares it wishes to purchase. Notwithstanding delivery of an Exercise Notice on or prior to the Expiration Date in accordance with the terms of this Agreement, the transfer and sale of the Option Shares to Buyer (or its designee) and the payment of the Share Price for each such share shall be subject to and conditioned upon the consummation of a Transaction or Takeover Proposal pursuant to such Acquisition Agreement (whether such consummation occurs prior to, on, or after the Expiration Date), and if such Acquisition Agreement shall be terminated without consummation of a Transaction or Takeover Proposal pursuant thereto, such Exercise Notice shall be void and of no further force and effect. The closing of the purchase of the Option Shares (the "Closing") will take place immediately prior to or simultaneously with the consummation of such Transaction or such other Takeover Proposal at the offices of Kane Kessler, PC, 1350 Avenue of the Americas, New York, NY, or at such other time and place as the parties may mutually agree. Notwithstanding the foregoing, if at any time following the Vesting Event you shall provide the Buyer with a written demand (the "Demand") that Buyer immediately exercise the Option, any portion of the Option not exercised at 6:00 p.m. on the fifteenth (15th) business day following Buyer's receipt of the Demand shall expire at such time.

Voting of Option Shares
-----------------------

     At any meeting of stockholder of the Company or in connection with any written consent of stockholders of the Company held pursuant to a definitive merger agreement (or other definitive documentation) (the "Definitive
Agreement") for a Transaction entered into prior to the Termination Date, however called, and at every adjournment thereof you agree to vote the Option Shares (i) in favor of the approval of the merger and/or any other transactions contemplated by the Definitive Agreement, and (ii) against any Takeover Proposal or other corporate action or resolution the consummation of which would frustrate the purposes, or prevent or delay the consummation, of any transactions contemplated by the Definitive Agreement.

Representations, Warranties and Covenants
-----------------------------------------

     In order to induce the Buyer to enter into this agreement, by signing below you represent and warrant to Buyer as follows, which representations shall be accurate as of the Closing and shall survive the Closing:

     1. You have the power and authority to execute, deliver and perform this agreement, which has been duly executed and delivered and constitutes your legal, valid and binding obligation, enforceable in accordance with its terms.

     2. Your execution and performance of this agreement does not violate any law or regulation, or any agreement to which you are a party or to which the Option Shares are subject.

     3. You are the sole legal and beneficial owner and have good title to the Option Shares. There exists no liens, claims, pledges, options, proxies, voting agreements, charges, restrictions or encumbrances of any kind (collectively, a "Lien") affecting the Options Shares. At the Closing you will transfer and sell the Option Shares to Buyer, which will acquire, good and marketable title to the Option Shares free of any Liens.

     4. The Option Shares are, and when acquired by Buyer or its designee will be, fully paid and non-assessable.

     5. There are no actions, suits, proceedings or claims pending or, to your knowledge, threatened with respect to or in any manner affect your ownership of the Option Shares.

     In order to induce you to enter into this agreement, the Buyer represents and warrants to you as follows, which representations shall be accurate as of the Closing and shall survive the Closing:

     1. Buyer has the power and authority to execute, deliver and perform this agreement, which has been duly executed and delivered and constitutes its legal, valid and binding obligation, enforceable in accordance with its terms.

     2. Buyer's execution and performance of this agreement does not violate any law or regulation, or any agreement to which its a party.

     3. Neither the Buyer nor any of its affiliates beneficially owns, directly or indirectly (as determined pursuant to Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, as in effect on the date hereof) any shares of capital stock of the Company (other than the Option Shares).

Miscellaneous
-------------

     This agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, among the parties hereto with respect to the subject matter hereof. This agreement may only be amended in a writing signed by each of the parties hereto. The parties shall agree to execute such additional documents and take such further steps following the Closing as either party may reasonably request to effectuate the transaction contemplated by this agreement. All notices and other communications under this agreement shall be made to the party entitled to receive the same at such party's address noted above. Notice and communications to the Buyer shall be addressed to the attention of its Chairman and CEO. Nothing expressed or implied in this agreement is intended, or shall be construed, to confer upon or give any party other than the Buyer and you any rights or remedies under or by reason of this agreement.

     Each party hereto (in such capacity an "Indemnifying Party") shall indemnify, defend and hold harmless the other party hereto (in such capacity an "Indemnified Party") from and against any and all damages, claims, losses, expenses, costs, obligations and liabilities (including, without limitation, reasonable attorneys' fees and expenses) suffered by the Indemnified Party and resulting from or arising in connection with any false or incorrect representation or warranty made by the Indemnifying Party herein, or the breach by the Indemnifying Party of its covenants and agreements hereunder. The parties' obligations pursuant to his paragraph shall survive the termination of this agreement.

     Each party shall bear its own expenses.

     This agreement shall be governed by, construed and enforced under the laws of the State of Delaware.

     This agreement may be executed in any number of counterparts and via facsimile, each of which shall be deemed to be an original and all of which shall be deemed to be one and the same agreement.

     If this letter accurately reflects your understanding, kindly confirm your acceptance by signing this letter in the space provided.

                                    Very truly yours,

                                    By:  /s/ Jim Lillie
                                        --------------------
                                      Name:  Jim Lillie
                                     Title:  President

Accepted and agreed:
Gino N. Pala


  /s/  Gino N. Pala
---------------------------

Date: January 9, 2004